# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hippo Holdings Inc., CIK 0001828105
CUSIP: 433539103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: One Almaden Blvd., Suite 400, San Jose, California (CA), 95113
Date of event which requires filing of this statement: 02/17/2026
Filed by CIK 0000920760
Persons authorized to receive notices and communications: Katherine Lee Martin, Lennar Corporation, 5505 Waterford District Drive, Miami, Florida (FL), 33126, (305) 559-4000

## Reporting persons
- Lennar Corporation (CIK 0000920760): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Len X, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Florida (FL); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LEN FW Investor, LLC (CIK 0001875233): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,470; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 16,470 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Hippo Holdings Inc.
Address of issuer's principal executive offices: One Almaden Blvd., Suite 400, San Jose, California (CA), 95113
Comment:
This Amendment No. 5 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on August 9, 2021, as amended by Amendment No. 1 filed on April 12, 2022, Amendment No. 2 filed on August 19, 2022, Amendment No. 3 filed on July 3, 2025, and Amendment No. 4 filed on November 14, 2025 (collectively, the "Schedule 13D") relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Hippo Holdings Inc. (the "Issuer"), a Delaware corporation. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

The Reporting Persons have determined that, as of the date of this Amendment, the Reporting Persons are no longer the beneficial owners of more than five percent of the Issuer's securities and are no longer required to report their holdings on Schedule 13D. Consequently, this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing with respect to the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) of the Schedule 13D is hereby amended and restated as follows: The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5. As of the date of this Amendment, one of the Reporting Persons holds an irrevocable proxy to vote 16,470 shares of the Issuer's Common Stock, constituting less than one percent of the Issuer's outstanding Common Stock. Such percentage was calculated based on 25,335,179 outstanding shares of Common Stock as of October 29, 2025, as set forth in the Issuer's Quarterly Report on 10-Q filed with the SEC on November 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of the Schedule 13D is hereby amended and restated as follows: With respect to each Reporting Person, the disclosure set forth in rows 7 to 10 of the applicable cover page is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows: On February 17, 2026, LEN FW Investor, LLC contributed 2,067,997 shares of Common Stock to The Lennar Foundation, Inc., a private 501(c)(3) foundation (the "Lennar Foundation"), for no consideration. On February 17, 2026, Len X, LLC contributed 4,000 shares of Common Stock to the Lennar Foundation for no consideration. Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of February 17, 2026, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer's Common Stock. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Signatures
- Lennar Corporation: /s/ Katherine Lee Martin, Katherine Lee Martin, Chief Legal Officer and Corporate Secretary (02/19/2026)
- Len X, LLC: /s/ Katherine Lee Martin, Katherine Lee Martin, Corporate Secretary (02/19/2026)
- LEN FW Investor, LLC: /s/ Katherine Lee Martin, Katherine Lee Martin, Corporate Secretary (02/19/2026)